Exhibit 21.1

Subsidiaries of the Company

Entity Name	State/Country of Incorporation
ASIC Design Service, Inc.	Delaware
TranSwitch S.A.	France
Horizon Semiconductors, Inc.	Virginia
Opal Acquisition Corporation	Delaware
Systems On Silicon, Inc.	New Jersey
TranSwitch Asia PTE Ltd.	Singapore
TranSwitch Asia Ltd.	Hong Kong
TranSwitch II Corp.	Delaware
TranSwitch III, Inc.	Delaware
TranSwitch Europe N.V./S.A.	Belgium
TranSwitch India Private Limited	India
TranSwitch International Corp.	Delaware
Lehman Silicon Solutions S.A.	Switzerland
TranSwitch Silicon Valley, Inc.	California
TranSwitch Technologies Canada, Inc.	Canada
TX Holdings Inc.	Delaware